Exhibit 99.1

FF301 Page 1 of 10 v 1.1.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 December 2024 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Alibaba Group Holding Limited Date Submitted: 07 January 2025 I. Movements in Authorised / Registered Share Capital 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09988 Description Multi-counter stock code 89988 RMB Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 32,000,000,000 USD 0.000003125 USD 100,000 Increase / decrease (-) 0 USD Balance at close of the month 32,000,000,000 USD 0.000003125 USD 100,000 Total authorised/registered share capital at the end of the month: USD 100,000

FF301 Page 2 of 10 v 1.1.1 II. Movements in Issued Shares and/or Treasury Shares 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09988 Description Multi-counter stock code 89988 RMB Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 19,118,002,388 0 19,118,002,388 Increase / decrease (-) -63,470,104 0 Balance at close of the month 19,054,532,284 0 19,054,532,284

FF301 Page 3 of 10 v 1.1.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09988 Description Multi-counter stock code 89988 RMB Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). Share options granted under 2014 Post-IPO Equity Incentive Plan (Adopted in September 2014 as amended from time to time) 54,293,336 Others -8,000 54,285,336 54,285,336 0 General Meeting approval date (if applicable) 2). Share options granted under 2024 Equity Incentive Plan (Adopted in August 2024 as amended from time to time) 0 0 0 0 0 480,545,200 General Meeting approval date (if applicable) Increase in issued shares (excluding treasury shares): 0 Ordinary shares (AA1) Decrease in treasury shares: 0 Ordinary shares (AA2) Total funds raised during the month from exercise of options: USD 26,000 Remarks: 1. Under the 2014 Post-IPO Equity Incentive Plan, eight ordinary shares are issuable upon exercise of one option. For consistency purpose, the above numbers of share options represent the numbers of ordinary shares issuable upon exercise of the options. 2. No further options will be granted under the 2014 Post-IPO Equity Incentive Plan on or after 28 August 2024, being the effective date of the Company’s voluntary conversion to primary listing on the Main Board of the Hong Kong Stock Exchange. 3. "Others" refers to the exercise of options during December 2024 which 8,000 shares were settled using the shares issued to the Depositary in bulk, reserved for future issuances upon the exercise or vesting of share-based awards under the 2014 Post-IPO Equity Incentive Plan.

FF301 Page 4 of 10 v 1.1.1 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 5 of 10 v 1.1.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09988 Description Multi-counter stock code 89988 RMB Description Description of the Convertibles Currency Amount at close of preceding month Movement during the month Amount at close of the month Number of new shares issued during the month pursuant thereto (C1) Number of treasury shares transferred out of treasury during the month pursuant thereto (C2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). Convertible Senior Notes - May 2024 USD 5,000,000,000 5,000,000,000 0 0 505,808,000 Type of the Convertibles Bond/Notes Stock code of the Convertibles (if listed on the Exchange) (Note 1) Subscription/Conversion price USD 12.8507 General Meeting approval date (if applicable) Increase in issued shares (excluding treasury shares): 0 Ordinary shares (CC1) Decrease in treasury shares: 0 Ordinary shares (CC2) Remarks: 1. Number of shares which may be issued or transferred out of treasury as at close of the month represents the maximum number of ordinary shares (including in the form of ADS) that the Company may issue upon full conversion of the Convertible Senior Notes and taking into account the make-whole adjustments in the event of certain corporate events.

FF301 Page 6 of 10 v 1.1.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09988 Description Multi-counter stock code 89988 RMB Description Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). Restricted share units granted under the 2014 Post-IPO Equity Incentive Plan 5,952,000 0 375,023,672 2). Restricted share units granted under the 2024 Equity Incentive Plan 0 0 2,454,800 Increase in issued shares (excluding treasury shares): 5,952,000 Ordinary shares (DD1) Decrease in treasury shares: 0 Ordinary shares (DD2)

FF301

(E). Other Movements in Issued Shares and/or Treasury Shares

1. Class of shares	Ordinary shares		Type of shares	Not applicable	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	09988		Description			
Multi-counter stock code	89988	RMB	Description			

	Events	At price (if applicable)		Date of event (Note 2)	General Meeting approval date (if applicable)	Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1)	Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2)	Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3)
		Currency	Amount					
1).	Repurchase of shares (shares repurchased and cancelled)	USD	10.67	06 December 2024	22 August 2024	-37,482,448		
2).	Repurchase of shares (shares repurchased and cancelled)	USD	10.76	20 December 2024	22 August 2024	-16,921,152		
3).	Repurchase of shares (shares repurchased and cancelled)	USD	10.52	31 December 2024	22 August 2024	-15,018,504		
4).	Repurchase of shares (shares repurchased for cancellation but not yet cancelled)				22 August 2024			-7,575,568

Increase/ decrease (-) in issued shares (excluding treasury shares): -69,422,104 Ordinary shares (EE1)

Increase/ decrease (-) in treasury shares: ______ Ordinary shares (EE2)

Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): -63,470,104 Ordinary shares

Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 0 Ordinary shares

Page 7 of 10

v 1.1.1

FF301 Page 8 of 10 v 1.1.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 9 of 10 v 1.1.1 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 4) (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 5); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Kevin Jinwei ZHANG Title: Secretary (Director, Secretary or other Duly Authorised Officer)

FF301 Page 10 of 10 v 1.1.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 5. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.